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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number 000-27546

ALLIANCE ATLANTIS COMMUNICATIONS INC.
(Translation of registrant's name into English)

121 Bloor Street East, Suite 1500, Toronto, Ontario, M4W 3M5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

EXHIBIT INDEX

EXHIBIT 99.1	Press Release dated September 17, 2003
EXHIBIT 99.2	Signatures

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2003

ALLIANCE ATLANTIS COMMUNICATIONS INC.
By:	/s/ PAUL LABERGE Name: Paul Laberge Title: Sr. Vice President, Corporate Development & General Counsel

www.allianceatlantis.com	TSX	:	AAC.A, AAC.B
	NASDAQ	:	AACB

For Immediate Release (AAC03-042)

CONTACTS:	W. Judson Martin Senior Executive Vice President and Chief Financial Officer Tel: (416) 934-6932 E-mail: judson.martin@allianceatlantis.com	Kym Robertson Vice President Corporate & Public Affairs Tel: (416) 934-6941 E-mail: kym.robertson@allianceatlantis.com

ALLIANCE ATLANTIS ANNOUNCES FILING OF AMENDED PRELIMINARY
PROSPECTUS FOR MOVIE DISTRIBUTION INCOME FUND IPO

TORONTO, CANADA — September 17, 2003 — Alliance Atlantis Communications Inc. announced today that it has filed an amended and restated preliminary prospectus with the securities regulatory authorities in each of the provinces and territories of Canada for the initial public offering of units of Movie Distribution Income Fund (the "Fund"). The Fund has been created to indirectly acquire a non-controlling interest in a partnership that will own the Canadian and U.K. motion picture distribution business currently carried on by Alliance Atlantis Communications Inc. and its subsidiaries (the "Company"). The Company will retain a majority interest in the partnership after the offering. The amended and restated preliminary prospectus includes additional financial information for the period ended June 30, 2003.

The Fund units offered have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement of such Act.

Alliance Atlantis Communications Inc.

Alliance Atlantis Communications Inc. is a leading vertically integrated broadcaster, creator and distributor of filmed entertainment. The Company's common shares are listed on the Toronto Stock Exchange — trading symbols AAC.A, AAC.B and NASDAQ — trading symbol AACB. The Company's Web site is www.allianceatlantis.com.

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EXHIBIT INDEX
SIGNATURES
ALLIANCE ATLANTIS ANNOUNCES FILING OF AMENDED PRELIMINARY PROSPECTUS FOR MOVIE DISTRIBUTION INCOME FUND IPO